Filed pursuant to Rule 424(b)(3)

Registration No. 333-264056

PROSPECTUS SUPPLEMENT NO. 2

(to Prospectus dated October 12, 2022)

Allego N.V.

13,799,948 ORDINARY SHARES

Offered by Allego N.V.

66,493,170 ORDINARY SHARES

Offered by Selling Securityholders

This prospectus supplement updates and supplements the prospectus dated October 12, 2022 (the “Prospectus”), which forms a part of our registration statement on Form F-1 (No. 333-264056) as amended by Post-Effective Amendment No. 1 filed on September 30, 2022 and declared effective by the Securities and Exchange Commission on October 11, 2022. This prospectus supplement is being filed to update and supplement the information in the Prospectus with information contained in our Report on Form 6-K/A furnished to the Securities and Exchange Commission on November 15, 2022 (the “Report”). Accordingly, we have attached the Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to 13,799,948 ordinary shares, with a nominal value of € 0.12 per share (“Ordinary Shares”) of Allego N.V., a public limited liability company (naamloze vennotschap) governed by the laws of the Netherlands (“Allego”), that are issuable upon the exercise of 13,799,948 Warrants to purchase Ordinary Shares, which were originally Public Warrants (as defined in the Prospectus) issued in the initial public offering of units of Spartan Acquisition Corp. III (“Spartan”) at a price of $10.00 per unit, with each unit consisting of one share of Class A common stock and one-fourth of one Public Warrant. See “Prospectus Summary—Recent Developments—Business Combination” in the Prospectus.

In addition, the Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”), or their permitted transferees, of up to 66,493,170 Ordinary Shares, which includes (i) 13,700,000 Ordinary Shares that were issued in exchange for Spartan Founders Stock, originally purchased at a price of approximately $0.002 per share, upon the closing of the Business Combination (the “Business Combination”), (ii) 10,360,227 Ordinary Shares issued to a limited number of qualified institutional buyers and institutional and individual accredited investors at a price of $10.00 per Ordinary Share on the closing of the Business Combination, (iii) 41,097,994 Ordinary Shares that were issued in exchange for Allego Holding Shares (as defined in the Prospectus) to E8 Investor (as defined in the Prospectus) as compensation under the Special Fees Agreement (as defined in the Prospectus), based on a value of Allego and its subsidiaries of $10.00 per share, upon the closing of the Business Combination and (iv) 1,334,949 Ordinary Shares that were issued to AP Spartan Energy Holdings III (PPW), LLC at a price of $11.50 per share on a cashless exercise basis upon its exercise of 9,360,000 Warrants to purchase Ordinary Shares, which were originally Private Placement Warrants purchased at a price of $1.50 per Private Placement Warrant that were automatically converted into Warrants upon the closing of the Business Combination. See “Prospectus Summary—Recent Developments—Business Combination” in the Prospectus.

Our registration of the Ordinary Shares covered by this prospectus does not mean that either we or the Selling Securityholders will offer or sell, as applicable, any of the Ordinary Shares. The Selling Securityholders may offer and sell the Ordinary Shares covered by this prospectus in a number of different ways and at varying prices. We provide more information about how the Selling Securityholders may sell the Ordinary Shares in the section entitled “Plan of Distribution” in the Prospectus.

You should read this prospectus supplement, the Prospectus and any other prospectus supplement or amendment carefully before you invest in our securities. Our Ordinary Shares and Warrants are listed on the New York Stock Exchange (“NYSE”) under the symbols “ALLG” and “ALLG.WS,” respectively. On November 14, 2022, the last reported sale price of our Ordinary Shares on NYSE was $3.01 per share and the last reported sale price of our Warrants on NYSE was $0.23.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any subsequent amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus, and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement. The information in this prospectus supplement modifies and supersedes, in part, the information in the Prospectus. Any information in the Prospectus that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this prospectus supplement. You should not assume that the information provided in this prospectus supplement or the Prospectus is accurate as of any date other than their respective dates. Neither the delivery of this prospectus supplement, the Prospectus nor any sale made hereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date of this prospectus supplement, or that the information contained in this prospectus supplement, the Prospectus is correct as of any time after the date of that information.

We are an “emerging growth company” and a “smaller reporting company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 14 of the Prospectus.

Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this Prospectus Supplement No. 2. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is November 15, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

Commission File Number: 001-41329

Allego N.V.

(Translation of registrant’s name into English)

Westervoortsedijk 73 KB

6827 AV Arnhem, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Allego N.V. (“Allego”) is furnishing this Amendment No. 1 on Form 6-K/A (this “Amendment No. 1”) to the Report on Form 6-K furnished with the Securities and Exchange Commission on November 14, 2022 (the “Original Form 6-K”) solely for the purpose of removing the inadvertent reference to “Cash Flow from Operations: € (112.3) million” in the section “Financial Summary” of Allego’s 3Q 2022 Earnings Press Release (the “3Q 2022 Earnings Press Release”), which was included as Exhibit 99.1 to the Original Form 6-K. The proper net cash flows from/(used in) operating activities amount of € (98.7) million for the nine months ended September 30, 2022 was correctly reflected in the table “Interim condensed consolidated statement of cash flows for the nine months ended September 30, 2022 and 2021 (unaudited)” appearing elsewhere in the 3Q 2022 Earnings Press Release.

This Amendment No.1 includes as Exhibit 99.1 the corrected version of the 3Q22 Earnings Press Release.

This Amendment No. 1 does not, and does not purport to, otherwise amend, update or restate any other information set forth in the Original Form 6-K.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

The following exhibit is furnished herewith:

Exhibit No.	Description

99.1	3Q22 Earnings Press Release (corrected)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 15, 2022	ALLEGO N.V.

	By:	/s/ Mathieu Bonnet
	Name:	Mathieu Bonnet
	Title:	Chief Executive Officer

Exhibit 99.1

Allego Reports Third Quarter 2022 Results Demonstrating Strong Execution and Development Activities

•	Third quarter 2022 revenues increased 105.0% over the prior year period to €22.3 million, largely driven by a doubling of charging and services revenues.

•	Total energy sold was 37.0 gigawatt hour (GWh), an increase of 81.0% over the prior-year period.

•	Total number of charging sessions were 2.2 million, 36.6% higher compared to 1.6 million in the prior-year period.

•	Third quarter 2022 average utilization rate[1] increased to 11.5% from 6.6%.

•

Signed 10-year power purchase agreement (PPA), which is expected to begin January 1, 2023, with a major European independent renewable power producer in Germany for 25 gigawatt hours (GWh), to drastically lower and stabilize the impact of commodity price volatility.

•	Implemented substantial price increases to minimize margin impact; price hikes in January, September and October of this year.

•

Strong commercial activities with multiple contracts and locations signed. Backlog of ultra-fast charging ports increased by 24% in the quarter to approximately 8,400 charging ports on 1,270 sites, compared to the prior-year period.

ARNHEM, Netherlands – November 14, 2022 – Allego N.V. (“Allego” or the “Company”) (NYSE: ALLG), a leading pan-European public electric vehicle fast and ultrafast charging network, today announced its results for the third quarter of 2022.

Total revenues increased 105.0% to €22.3 million for the three months ended September 30, 2022, compared to €10.9 million in the prior-year period. Charging revenues grew 107.7% to €14.4 million. The improvement was driven by an increase in charging sessions of 2.2 million, as well as price increases to offset input costs.

Services revenue increased 102.6% to €7.9 million, compared to €3.9 million for the three months ended September 30, 2021. Services revenue was driven by the Carrefour project, which as expected, was second half of 2022 weighted and is expected to accelerate during the fourth quarter of 2022. Allego increased substantially its backlog of signed contracts ready to be rolled out with a backlog of sites reaching 1,270 premium sites representing around 8,400 ultrafast charging ports that will serve its customers.

Allego’s total energy sold in the third quarter was 37.0 GWh, which marked an increase of 81.0% over the same period in 2021. The energy sold was 100% green energy. During the third quarter, utilization rate increased by 74.5% to reach 11.5%.

Net loss for the three months ended September 30, 2022 was € (18.7) million, which was largely a reflection of the volatility in the energy markets. Net loss for the three months ended September 30, 2021 was € (80.5) million, largely driven by non-recurring, non-cash share based payments.

[1]

Utilization rate, a key performance measure, is defined as the number of charging sessions per charge point per day divided by a maximum number of charging sessions per charger per day of 50 (for the ultra-fast charging pole).

Operational EBITDA was € (4.2) million compared to € (1.8) million for the three months ended September 30, 2021. Operational EBITDA was adversely affected by €6.7 million of higher energy costs, partly offset by the benefits from an increase of €1.9 million from charging prices and higher income of €2.4 million from the sale of carbon credit certificates. The price increase of around 15% on average, effective October 7, 2022, and the first power purchase agreements (“PPA”) starting January 1, 2023, are expected to moderate the impact of higher energy input costs going forward.

CEO and CFO Comments and Outlook

Allego’s Chief Executive Officer, Mathieu Bonnet, stated “I am pleased with the progress we continue to make as we near the end of our first fiscal year as a public company. The Carrefour project remains on track and has entered the second phase of the development process, as we are currently installing more than 310 new ultrafast charging ports. We have signed new important contracts all around Europe representing more than 1,800 ultrafast charging ports to be installed. As we expand and develop more sites across more jurisdictions, we believe we are very well positioned to maintain and advance our pivotal role in Europe’s EV charging infrastructure that is accelerating.”

Bonnet continued, “I am pleased to report that we have signed our first 10-year PPA with a European independent renewable power producer in Germany for 25 GWh. Sourced through a solar farm, the electricity provides our customers with 100% green energy, effective January 1, 2023. PPAs will enable us to lock in very attractive, long-term energy prices, meaningfully reducing our exposure to increases in commodity prices. As previously announced, our goal is to hedge approximately 80% of our energy input costs by 2023 by executing long-term, low-cost power contracts based on renewable power assets. The agreement represents a first step in that strategy that we are aiming to accelerate over the next months.”

Allego’s Chief Financial Officer, Ton Louwers, commented, “Our multi-pronged approach of signing PPAs, price increases, minimizing supply chain disruptions by proactively managing our European supplier partnerships, and the natural hedge that we have from income from the sale of certificates (or carbon credits) generated from the sale of green energy, has significantly reduced the risk of margin contraction to earnings. We expect to benefit from all the steps we have taken thus far and believe we are on track to achieve our long-term revenue and growth targets.”

Financial Summary:

The summary financial highlights for the three months ended September 30, 2022 are provided below:

•	Total revenues: €22.3 million

•	Gross Profit: €1.8 million

•	Net Loss: €(18.7) million

•	Operational EBITDA: €(4.2)million

Key Metrics

	Three Months Ended September 30,

Metrics(1)	2022	2021	% Change
Average Utilization Rate	11.5%	6.6%	74.5%
Public Charging Ports(2)	27,248	26,837	1.5%
# Fast & Ultra-Fast charging sites(2)	940	755	24.5%
# Fast & Ultra-Fast charging ports(2)	1,357	1,057	28.4%
Owned Public Charging Ports(2)	23,579	21,743	8.4%
Third-Party Public Charging Ports(2)	3,669	5,094	-28.0%
Total # sessions (‘000)	2,170	1,589	36.5%
Total Energy sold (GWh)	37.0	20.5	80.6%
Secured Backlog (sites) (2)	1,270	500	154.0%

(1)	Includes Mega-E for all periods.
(2)	As of September 30, 2022 and September 30, 2021, respectively.

Guidance:

2022 Full Year Guidance Range:

•	Total Revenues: €135.0 million—€155.0 million

•	Energy Sold: 150 GWh – 160 GWh

•	Operational EBITDA: Positive

Conference Call Information

Allego will hold a conference call for investors at 8:30 AM Eastern Time today, Monday, November 14, 2022, to discuss its results for the quarter ended September 30, 2022. Participants may access the call at 1-877-407-9716, international callers may use 1-201-493-6779 and request to join the Allego earnings call. A live webcast will also be available at https://ir.allego.eu/events-publications.

A telephonic replay of the call will be available shortly after the conclusion of the call and until Monday November 28, 2022. Participants may access the replay 1-844-512-2921, international callers may use 1-412-317-6671and enter access code 13733903. An archived replay of the call will also be available on the investor portion of the Allego website at https://ir.allego.eu/.

About Allego

Allego delivers charging solutions for electric cars, motors, buses, and trucks, for consumers, businesses, and cities. Allego’s end-to-end charging solutions make it easier for businesses and cities to deliver the infrastructure drivers need, while the scalability of our solutions makes us the partner of the future. Founded in 2013, Allego is a leader in charging solutions, with an international charging network comprising approximately 34,000 public and private charging ports operational throughout the pan-European market – and proliferating. Our charging solutions are connected to our proprietary platform, EV-Cloud, which gives our customers and us a full portfolio of features and services to meet and exceed market demands. We are committed to providing independent, reliable, and safe charging solutions, agnostic of vehicle model or network affiliation. At Allego, we strive every day to make EV charging easier, more convenient, and more enjoyable for all.

Forward-Looking Statements

All statements other than statements of historical facts contained in this press release are forward-looking statements. Allego intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Forward looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,”, “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, without limitation, Allego’s expectations with respect to future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Allego’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) changes adversely affecting Allego’s business, (ii) the price and availability of electricity, (iii) the risks associated with vulnerability to industry downturns and regional or national downturns, (iv) fluctuations in Allego’s revenue and operating results, (v) unfavorable conditions or further disruptions in the capital and credit markets, (vi) Allego’s ability to generate cash, service indebtedness and incur additional indebtedness, (vii) competition from existing and new competitors, (viii) the growth of the electric vehicle market, (ix) Allego’s ability to integrate any businesses it may acquire, (x) Allego’s ability to recruit and retain experienced personnel, (xi) risks related to legal proceedings or claims, including liability claims, (xii) Allego’s dependence on third-party contractors to provide various services, (xiii) Allego’s ability to obtain additional capital on commercially reasonable terms, (xiv) the impact of COVID-19, including COVID-19 related supply chain disruptions and expense increases, (xv) general economic or political conditions, including the armed conflict in Ukraine and (xvi) other factors detailed under the section entitled “Risk Factors” in Allego’s filings with the Securities and Exchange Commission. The foregoing list of factors is not exclusive. If any of these risks materialize or Allego’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Allego presently does not know or that Allego currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Allego’s expectations, plans or forecasts of future events and views as of the date of this press release. Allego anticipates that subsequent events and developments will cause Allego’s assessments to change. However, while Allego may elect to update these forward-looking statements at some point in the future, Allego specifically disclaims any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing Allego’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

FINANCIAL INFORMATION; NON-IFRS FINANCIAL MEASURES

Some of the financial information and data contained in this press release, such as EBITDA and Operational EBITDA, have not been prepared in accordance with Dutch generally accepted accounting principles, United States generally accepted accounting principles or the International Financial Reporting Standards (“IFRS”). We define (i) EBITDA as earnings before interest expense, taxes, depreciation and amortization and (ii) Operational EBITDA as EBITDA further adjusted for reorganization costs, certain business optimization costs, lease buyouts, and transaction costs. Allego believes that the use of these non-IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Allego’s financial condition and results of operations. Allego’s management uses these non-IFRS measures for trend analyses, for purposes of determining management incentive compensation and for budgeting and planning purposes. Allego believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends and in comparing Allego’s financial measures with other similar companies, many of which present similar non-IFRS financial measures to investors. Management does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-IFRS financial measures is that they exclude significant expenses and income that are required by IFRS to be recorded in Allego’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-IFRS financial measures. In order to compensate for these limitations, management presents non-IFRS financial measures in connection with IFRS results, and reconciliations to the most directly comparable IFRS measure are provided in this press release.

Interim condensed consolidated statement of profit or loss for the nine months ended September 30, 2022 and 2021 (unaudited)

(in €‘000)	2022	2021

Revenue from contracts with customers
Charging sessions	38,398	17,940
Service revenue from the sale of charging equipment	19,331	6,577
Service revenue from installation services	11,145	4,683
Service revenue from operation and maintenance of charging equipment	2,378	2,105
Service revenue from consulting services	1,759	—
Total revenue from contracts with customers	73,011	31,305
Cost of sales (excluding depreciation and amortization expenses)	(61,758)	(21,458)
Gross profit	11,253	9,847

Other income	13,155	12,402
Selling and distribution expenses	(2,369)	(1,893)
General and administrative expenses	(300,381)	(232,833)
Operating loss	(278,342)	(212,477)

Finance costs	12,767	(11,144)
Loss before income tax	(265,575)	(223,621)

Income tax	(216)	(597)
Loss for the period	(265,791)	(224,218)

Attributable to:
Equity holders of the Company	(265,588)	(224,218)
Non-controlling interests	(203)	—

Interim condensed consolidated statement of profit or loss for the three months ended September 30, 2022 and 2021 (unaudited)

(in €‘000)	2022	2021
Revenue from contracts with customers
Revenue from charging sessions	14,404	6,934
Service revenue from the realization of charging equipment	889	2,251
Service revenue from installation services	5,181	990
Service revenue from operation and maintenance of charging equipment	556	712
Service revenue from consulting services	1,289	—
Total revenue from contracts with customers	22,319	10,887
Cost of sales (excluding depreciation and amortization expenses)	(20,548)	(7,753)
Gross profit	1,771	3,134

Other Income	4,168	9,850
Selling and distribution	(672)	(751)
General and administrative	(21,522)	(88,812)
Operating loss	(16,255)	(76,579)

Finance costs	(2,406)	(3,883)
Loss before income tax	(18,661)	(80,462)

Income taxes	(54)	—
Loss for the period	(18,716)	(80,462)

Attributable to:	—
Ordinary equity holders of the Company	(18,674)	(80,462)
Non-controlling interests P&L	(41)	—
Basic and diluted earnings per ordinary share (in €‘000)	1	—

Loss for the period	(18,716)	(80,462)
Exchange differences on translation of foreign operations	(3)	22
Income tax related to these items	—	—
Other comprehensive loss that may be reclassified to profit or loss, net of tax	(3)	22
Other comprehensive loss for the year, net of tax	(3)	22
Total comprehensive loss for the year	(18,718)	(80,440)
Attributable to:	—
Ordinary equity holders of the Company - Other comprehensive income	(18,677)	(80,440)
Non-controlling interests - Other comprehensive income	(40)	—

Interim condensed consolidated statement of financial position as at September 30, 2022 (unaudited) and December 31, 2021

(in €‘000)	September 30, 2022	December 31, 2021[2]

Assets
Non-current assets
Property, plant and equipment	147,343	41,544
Intangible assets	21,796	8,333
Right-of-use assets	43,886	30,353
Deferred tax assets	571	570
Other financial assets	54,215	19,582
Total non-current assets	267,811	100,382

Current assets
Inventories	29,134	9,231
Prepayments and other assets	26,089	11,432
Trade and other receivables	40,102	42,077
Contract assets	9	1,226
Other financial assets	—	30,400
Cash and cash equivalents	16,306	24,652
Total current assets	111,640	119,018

Total assets	379,451	219,400

Equity
Share capital	32,062	1
Share premium	369,851	61,888
Reserves	3,663	4,195
Retained earnings	(326,644)	(142,736)
Equity attributable to equity holders of the Company	78,932	(76,652)
Non-controlling interests	1,139	—
Total equity	80,071	(76,652)

Non-current liabilities
Provisions and other liabilities	1,094	133
Borrowings	166,448	213,129
Lease liabilities	41,209	26,096
Deferred tax liabilities	1,272	—
Total non-current liabilities	210,023	239,358

Current liabilities
Trade and other payables	46,704	29,333
Contract liabilities	11,061	21,192
Current tax liabilities	295	401
Lease liabilities	6,834	5,520
Provisions and other liabilities	1,004	248
Borrowings	11,521	—
Warrant liabilities	6,087	—
Other financial liabilities	5,851	—
Total current liabilities	89,357	56,694

Total liabilities	299,380	296,052

Total equity and liabilities	379,451	219,400

[2]	Consolidated statement of financial position as at December 31, 2021 audited.

Interim condensed consolidated statement of cash flows for the nine months ended September 30, 2022 and 2021 (unaudited)

(in €‘000)	2022	2021

Cash flows from operating activities
Loss before income tax	(265,575)	(223,621)

Adjustments to reconcile loss before income tax to net cash flows:
Finance costs	8,657	11,110
Fair value (gains)/losses on derivatives (purchase options)	(3,856)	(8,110)
Fair value (gains)/losses on Public and Private warrant liabilities	(22,312)	—
Share-based payment expenses	242,090	200,025
Depreciation, impairments and reversal of impairments of property, plant and equipment	9,902	5,388
Depreciation and impairments of right-of-use of assets	4,827	1,957
Amortization and impairments of intangible assets	3,221	1,998
Net (gain)/loss on disposal of property, plant and equipment	(1)	(87)

Movements in working capital:
Decrease/(increase) in inventories	(19,902)	(4,731)
Decrease/(increase) in other financial assets	12,257	(2,563)
Decrease/(increase) in trade and other receivables, contract assets and prepayments and other assets	(28,253)	(12,096)
Increase/(decrease) in trade and other payables and contract liabilities	(33,828)	30,889
Increase/(decrease) in provisions and other liabilities	(108)	(325)
Cash generated from/(used in) operations	(92,881)	(166)

Interest paid	(5,522)	(2,934)
Income taxes paid	(343)	(237)
Net cash flows from/(used in) operating activities	(98,746)	(3,337)

Cash flows from investing activities
Acquisition of Mega-E, net of cash acquired	(15,884)	—
Acquisition of MOMA, net of cash acquired	(58,733)	—
Purchase of property, plant and equipment	(24,972)	(9,649)
Proceeds from sale of property, plant and equipment	196	412
Purchase of intangible assets	(1,241)	(2,062)
Proceeds from investment grants	371	1,708
Payment of purchase options derivative premiums	—	(1,500)
Net cash flows from/(used in) investment activities	(100,263)	(11,091)

Cash flows from financing activities
Proceeds from borrowings	50,000	29,863
Payment of principal portion of lease liabilities	(4,544)	(1,877)
Payment of transaction costs	(925)	(45)
Proceeds from issuing equity instruments (Spartan shareholders)	10,079	—
Proceeds from issuing equity instruments (PIPE financing)	136,048	—
Net cash flows from/(used in) financing activities	190,658	27,941

Net increase/(decrease) in cash and cash equivalents	(8,351)	13,513
Cash and cash equivalents at the beginning of the period	24,652	8,274
Effect of exchange rate changes on cash and cash equivalents	5	(5)
Cash and cash equivalents at the end of the period	16,306	21,782

Reconciliation of Loss for EBITDA and Operational EBITDA for the three months ended September 30, 2022 and 2021 (unaudited)

(in €‘000)	2022	2021

Loss for the period	-18,716	-80,462

Income tax	54	—

Finance costs	2,406	3,882

Amortization and impairments of intangible assets	765	692

Depreciation and impairments of right-of-use assets	1,875	997

Depreciation, impairments and reversal of impairments of property, plant and equipment	3,756	1,928

EBITDA	-9,860	-72,963

Fair value (gains)/losses on derivatives (purchase options)	—	-7,880

Share-based payment expenses (share-based payment arrangements)	779	78,093

Share-based payment expenses (related to the Transaction)	—	—

Transaction costs	898	918

Business optimization costs	3,261	—

Reorganization	699	48

Operational EBITDA	-4,223	-1,784

Historical Key Metrics

Metrics(1)	2020	1Q21	2Q21	3Q21	4Q21	2021	1Q22	2Q22	3Q22

Average Utilization Rate	3.5%	4.5%	5.0%	6.6%	7.4%	5.9%	7.7%	9.2%	11.5%
Public Charging Ports(2)	21,922	23,384	25,767	26,837	27,982	27,982	28,838	29,698	27,248
# Fast & Ultra-Fast Charging Sites(2)	710	731	748	755	831	831	872	903	940
# Fast & Ultra-Fast Charging Ports(2)	943	967	1018	1057	1215	1215	1225	1293	1357
Recurring Users %	82%	82%	81%	78%	78%	80%	80%	80%	77%
Owned Public Charging Ports(2)	18,006	18,945	20,868	21,743	22,716	22,716	23,469	24,255	23,579
Third-Party Public Charging Ports(2)	3,916	4,439	4,899	5,094	5,266	5,266	5,369	5,443	3,669
Total # Sessions (in, 000)	3,701	1,162	1,389	1,589	1,980	6,120	2,139	2,305	2,170
Total Energy Sold (GWh)	48.0	15.9	17.7	20.5	28.6	82.7	32.1	37.8	37.0
Secured Backlog (sites)(2)	NA	NA	500	500	800	800	800	1,100	1,270

(1)	Includes Mega-E for all periods.
(2)	As of the end of the period presented.

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